Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Palate Club, Inc.
595 Pacific Avenue
San Francisco, CA 94133
https://www.palateclub.com/

Up to $1,069,999.83 in Common Stock at $0.89
Minimum Target Amount: $9,999.15

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Palate Club, Inc.
Address: 595 Pacific Avenue, San Francisco, CA 94133
State of Incorporation: DE
Date Incorporated: October 04, 2017

Terms:

Equity

Offering Minimum: $9,999.15 | 11,235 shares of Common Stock
Offering Maximum: $1,069,999.83 | 1,202,247 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.89
Minimum Investment Amount (per investor): $299.93

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 20% Bonus Shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% Bonus Shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% Bonus Shares.

Amount-Based:

$500+ | $30 wine coupon

Receive a $30 discount on your next order.

$1,000+ | Complimentary Tasting Kit

Get our best seller the red or white tasting kit (Value $59).

$2,500+ | 10% on your 1st subscription year

10% on all wine orders for 1 year (Value varies upon your purchases - On top of other discounts)

$5,000+| 20% on your 1st subscription year

20% on all wine orders for 1 year (Value varies upon your purchases - On top of other discounts)

$10,000+ | 20% on your 1st year + Invitation to 1 annual VIP tasting

We organize private VIP tastings with high-end wines (for investors only) in LA, SF, NY, and Miami with co-founder Nicolas Mendiharat or co-founder Aubrey Terrazas

$50,000+ | All the above + Private advice for your wine cellar

Master Sommelier candidates co-founders Aubrey Terrazas and Jennifer Estevez will personally advise what to buy for your own wine cellar, according to your Palate Club taste profile.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Palate Club Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $.89 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $89. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Palate Club is a corporation organized under the laws of Delaware that is redefining the experience of purchasing premium foods & beverages, with an initial focus on wine. Palate Club operates as an online marketing and technology company partnering with companies selling and delivering foods & beverages to the US market, currently available for wine shipping to 42 States. Palate Club is mainly a direct-to-consumer subscription service (but not only) which comes as an app-based experience featuring blind tasting, sharing with friends, discovering new artisan products and education about your personal taste.

We have achieved top rankings on app stores with wine related keywords such as “wine club.” The company has developed a unique and proprietary data science model using 200 traits found in wine and taste, that matches the best wines to your personal taste, bringing back real value to the consumer without the hassle of guessing wine labels.

The developed IP is fully owned by Palate Club.

Palate Club's team are passionate, successful repeat founders with decades of experience in e-commerce, wine expertise, data science, online marketing and building apps. The company's vision is to build the first personalized premium foods & beverages platform, curating and delivering the best products on the market in categories such as wine, cheese, chocolate, whisky or coffee and others.

Competitors and Industry

INDUSTRY

The wine industry is a $350B market worldwide, $70B in the US, growing an average of 2.5% year over year. The overall premium foods & beverages market is one of the largest consumer markets globally.

The market opportunity of moving F&B online is gigantic since less than 10% is sold online so far, while many factors are contributing to move consumers behaviors online such as the pandemic or the need for better curation, product information and personalization.This is particularly true for the wine market because of the dozens of thousands of labels existing in the market.

COMPETITORS

Even though, to our knowledge, nobody in the market has our global approach for premium foods, nor uses blind tasting with a specific data science as a core feature to calculate and show your personal taste, there are numerous competitors in the wine market:

Online stores and apps market leaders are *wine.com* and the *Vivino app*, claiming $300m in annual revenue and $165m in venture funding, respectively.

Also, wine clubs from wineries in Napa/Sonoma wineries that use bulk juice for labels such as Bright Cellars, First Leaf, and Winc.

Current Stage and Roadmap

CURRENT STAGE

The Company's product is currently generating $10k sales monthly on average, growing fast month over month with new distribution partnerships (www.elfster.com) which just went live in December and with www.gifted.co which is in development and expected to go live in early 2022.

FUTURE ROADMAP

The Company's efforts for the next few years will be focused on growing our wine subscribers first through:

(1) Online marketing growing our ambassadors program and influencers/live e-commerce platforms.

(2) Planned distribution deals, to be partnering with grocery and gifting platforms as well as hospitality businesses showcasing our experience.

(3) As soon as our growth engine is built on wine and reached about 5,000 subscribers, Palate Club will start to offer other categories to its users, such as chocolate, cheese, coffee or perfume, all categories related to your personal palate.

(4) Product enhancements on the data science part such as an index calculation on product sustainability and healthiness as well as new features focused on product transparency (more detailed information on what is in a bottle of wine or the amount of sugar in certain chocolates for instance) and social events (blind tasting events hosted by influencers and our ambassadors, in-person or virtually) will be the main developments for 2022.

The Team

Officers and Directors

Name: Nicolas Mendiharat

Nicolas Mendiharat's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: October 04, 2017 - Present
  Responsibilities: Managing the company; Salary $5,000 (per month) and Nicolas retains a 96.7% interest in the company.

- **Position:** Secretary
  Dates of Service: October 04, 2017 - Present
  Responsibilities: Secretary

- **Position:** Chief Financial Officer
  Dates of Service: October 04, 2017 - Present
  Responsibilities: Operating finances and budgets

Name: Yann Kronberg

Yann Kronberg's current primary role is with Zazmic Inc. Yann Kronberg currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: October 04, 2017 - Present
  Responsibilities: Management of engineering. Yann does not currently receive salary compensation for their role.

Other business experience in the past three years:

- **Employer:** Zazmic Inc
  Title: CEO
  Dates of Service: July 01, 2012 - Present
  Responsibilities: Managing the company

Other business experience in the past three years:

- **Employer:** Boostr Inc
  Title: CTO
  Dates of Service: January 01, 2015 - August 31, 2019
  Responsibilities: Managing IT

Other business experience in the past three years:

- **Employer:** Magicink
  Title: CTO
  Dates of Service: September 01, 2019 - Present
  Responsibilities: Managing IT

Other business experience in the past three years:

- **Employer:** Atomic Agro
  Title: CTO
  Dates of Service: April 01, 2019 - March 31, 2020
  Responsibilities: Managing IT

Name: Aubrey Terrazas

Aubrey Terrazas's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Marketing Officer (Contractor)
  Dates of Service: November 15, 2017 - Present
  Responsibilities: Management of marketing. Aubrey does not currently receive salary compensation for their role.

Other business experience in the past three years:

- **Employer:** Terra Vigne LLC
  Title: Founder
  Dates of Service: February 01, 2020 - Present
  Responsibilities: Consultant

Other business experience in the past three years:

- **Employer:** Getmyfunds.com
  Title: Marketing Director
  Dates of Service: July 01, 2020 - July 01, 2021
  Responsibilities: Lead marketing strategy

Other business experience in the past three years:

- **Employer:** Omvino
  Title: Co-founder
  Dates of Service: March 01, 2017 - February 01, 2020
  Responsibilities: Sommelier management, Online marketing strategy

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any security purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering securities in the amount of up to 1 million U.S. dollars in this

offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

We are reliant on one main type of service
All of our current services are variants on one type of service, which is a software managing several layers of data, back-ends and front-ends + consumer apps.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on

the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Palate Club was formed on October 4, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Palate Club has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively limited revenues. If you are investing in this company, it's because you think that Palate Club is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) or the TTB (Tobacco Tax and Trade bureau) and other relevant government laws and regulations. The laws and regulations concerning the selling of wine and other food products may be subject to change and if they do then the selling of our product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their

services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Palate Club or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Palate Club could harm our reputation and materially negatively impact our financial condition and business.

Forward-Looking Statements
This offering include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements include all statements other than statements of historical facts and current status contained or incorporated by reference in this offering, including statements regarding our future financial position, our business strategy, and the plans and objectives of management for future operations. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve risks, uncertainties and assumptions related to: significant regulatory uncertainty for digital assets; competition from other financial infrastructure software providers; expectations of our revenue growth rate to decline and anticipated downward pressure on our operating margin; fluctuations in our operating results; failure to innovate and provide products and services that are useful to users; and other risks, uncertainties and assumptions. We caution you not to place undue reliance on the forward-looking statements contained in this offering, which speak only as of the date hereof.

Risks Related to the Structure, Operation, and Performance of Palate Club
Palate Club was recently formed, has no significant track record and no operating history from which you can evaluate Palate Club or this investment. Palate Club was recently formed on October 4, 2017, has not generated significant revenues and has little operating history upon which prospective investors may evaluate their performance. In addition, the successful operation of Palate Club is dependent on the

ability of their management to continue to identify potential customers to license or otherwise use their platform and buy their products. Palate Club's failure to successfully operate and build their business could result in investors losing most or all of the value of their investment in the securities. No guarantee can be given that Palate Club will attract additional customers to use their platform or buy their products, that the value of the securities will increase or that the securities will achieve their investment objectives. There is no guarantee that Palate Club is going to be able to raise any additional capital in the future or that additional capital will be available on acceptable terms. Because Palate Club lacks an operating history, investors have no basis upon which to evaluate Palate Club's ability to achieve their business objective. Palate Club's proposed operations are subject to all business risks associated with a new enterprise. The likelihood of their creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business operating in a relatively new, highly competitive and developing industry. There can be no assurance that Palate Club will ever generate any operating activity or develop and operate the business as planned. If they are unsuccessful at executing on their business plan, their business, prospects and results of operations may be materially adversely affected, and investors may lose all or a substantial portion of their investment in the securities.

The loss of key personnel, particularly our founders, could have a material adverse effect on us.
Our success depends largely on the continued services of key personnel, particularly Nicolas Mendiharat, our founder, directors, and our controlling shareholders, who each have been key figures in pioneering Palate Club's technology, offering, and business model, and who have been essential in designing Palate Club's products. The loss of services of Mr. Mendiharat could diminish Palate Club's business and growth opportunities, and our relationships with key leaders in our industry, and could have a material adverse effect on us.

Our business will be adversely affected if we are unable to attract and retain talented employees, including sales, technology, operations and development professionals.
Our business operations will require highly specialized knowledge of the wine industry and of technological innovation as it applies to the wine industry. If we are unable to hire or retain the services of talented employees, including executive officers, other key management, marketing, sales, technology, operations, and development professionals, we would be at a competitive disadvantage. In addition, recruitment and retention of qualified staff could result in substantial additional costs. The loss of the services of one or more of our executive officers or other key professionals or our inability to attract, retain and motivate qualified personnel could have a material adverse effect on our ability to operate our business.

We will be subject to significant litigation risk, particularly in the event of insolvency.
Many aspects of the Offering Model and our business involve substantial litigation risks. We could be exposed to substantial liability under federal and state laws and court decisions, as well as rules and regulations promulgated and/or direct actions

brought by the SEC, state securities regulators and other U.S. or international regulatory agencies. We could incur significant legal expenses defending these and other claims, even those without merit. In addition, an adverse resolution of any future lawsuit or claim against us could have a material adverse effect on our business and our reputation. To the extent we are found to have failed to fulfill our regulatory obligations, we could lose our authorizations or licenses or become subject to conditions that could make future operations more costly or impractical and that may impair our profitability.

Potential breach of the security measures of the Site could have a material adverse effect on Palate Club securities and the value of your investment.
The highly automated nature of the website through which Palate Club operates (the "Site") may make it an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. The Site processes certain confidential information about Palate Club's customers and operations. While the Company intends to take all commercially reasonable measures to protect our confidential information and maintain appropriate cybersecurity, the security measures of the Site, or our service providers could be breached. Any accidental or willful security breaches or other unauthorized access to the Site could cause confidential information to be stolen and used for criminal purposes or have other harmful effects. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity, or loss of the proprietary nature of Palate Club's trade secrets. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in the Site software are exposed and exploited, the relationships between Palate Club, and investors could be severely damaged, and Palate Club could incur significant liability or have their attention significantly diverted from utilization of the underlying assets, which could have a material negative impact on the value of the securities offered or the potential for distributions to be made on these securities. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, Palate Club, the third-party hosting used by the Site, and other third-party service providers may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, federal regulators and many federal and state laws and regulations require companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause investors, customers or service providers within the industry to lose confidence in the effectiveness of the secure nature of the Site. Any security breach, whether actual or perceived, would harm our reputation and the Site and we could lose investors and customers.

Possible changes in Federal/Local Tax Laws or the application of existing Federal/Local Tax Laws may result in significant variability in our results of operations and tax liability for the Investor.
The Internal Revenue Code of 1986, as amended, is subject to change by Congress,

and interpretations may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in any of the securities offered would be limited to prospective effect. Accordingly, the ultimate effect on an Investor's tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed or made, as the case may be. Furthermore, investors may reside in various tax jurisdictions throughout the world. To the extent that there are changes to tax laws or tax reporting obligations in any of these jurisdictions, such changes could adversely impact the ability and/or willingness of our investors to purchase the securities offered.

Negative publicity could adversely affect Palate Club and the value of the securities offered.
Negative publicity about Palate Club or about their industry in general, including the quality, security and reliability of Palate Club or its products could adversely affect the reputation and the confidence in, and the use of Palate Club's services and/or products. This may in turn harm the value of your investment in the securities offered. This may be true even if such publicity is inaccurate. Allegations of wrongdoing or security breaches involving other prominent figures and entities associated with Palate Club or Palate Club's industry, such as employees, competitors, strategic partners, suppliers, or investors, may also harm our reputation even though they in no way involve us or relate to

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Risks Related to Potential Conflicts of Interest
We do not have a formal conflicts of interest policy. Palate Club considers appropriate measures to prevent conflicts between Palate Club's affiliates and stockholders with the holders of the securities offered. However, to the extent that such parties take actions that are more favorable to other entities than the holders of the securities offered, these actions could have a negative impact on our financial performance and, consequently, on distributions to investors and the value of the securities offered. Palate Club has not adopted and does not have immediate plans to adopt in the future either a formal conflicts of interest policy or a conflicts resolution policy.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Nicolas Mendiharat (please note the ownership is on a fully diluted basis)	9,000,000	Common Stock	63.0

The Company's Securities

The Company has authorized Convertible Notes 1, Convertible Notes 3, Convertible Notes 2, Convertible Notes 4, Convertible Notes 5, Convertible Notes 6, Convertible Notes 7, Convertible Notes 8, Convertible Notes 9, Convertible Notes 10, Convertible Notes 11, Convertible Notes 12, Convertible Notes 13, Convertible Notes 14, Convertible Notes 15, Convertible Notes 16, Convertible Notes 17, Convertible Notes 18, Convertible Notes 19, Convertible Notes 20, Convertible Notes 21, Convertible Notes 22, Convertible Notes 23, Convertible Notes 24, Convertible Notes 25, Convertible Notes 26, Convertible Notes 27, Convertible Notes 28, Convertible Notes 29, Convertible Notes 30, Convertible Notes 31, Convertible Notes 32, Convertible Notes 33, Convertible Notes 34, Convertible Notes 35, Service for Equity 1, Service for Equity 2, and Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,202,247 of Common Stock.

Convertible Notes 1

The security will convert into Preferred shares and the terms of the Convertible Notes 1 are outlined below:

Amount outstanding: $27,000.00
Maturity Date: February 07, 2020
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Maturity or equity financing of more than $2M USD

Material Rights

These notes have a valuation caps of $5,000,000.

All shares convert into Preferred Stock with an interest rate of 4% per annum.

As of the launch of this offering, these Convertible Notes would equal 54,026 shares of Preferred Stock (currently unissued).

Convertible Notes 3

The security will convert into Preferred shares and the terms of the Convertible Notes 3 are outlined below:

Amount outstanding: $59,400.00
Maturity Date: February 17, 2020
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Maturity or equity financing of more than $2M USD

Material Rights

These notes have a valuation caps of $5,000,000.

All shares convert into Preferred Stock with an interest rate of 4% per annum.

As of the launch of this offering, these Convertible Notes would equal 120,599 shares of Preferred Stock (currently unissued).

Convertible Notes 2

The security will convert into Preferred shares and the terms of the Convertible Notes 2 are outlined below:

Amount outstanding: $64,800.00
Maturity Date: February 07, 2020
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: Maturity or equity financing of more than $2M USD

Material Rights

These notes have a valuation caps of $7,000,000.

All shares convert into Preferred Stock with an interest rate of 4% per annum.

As of the launch of this offering, these Convertible Notes would equal 92,616 shares of Preferred Stock (currently unissued).

Convertible Notes 4

The security will convert into Preferred shares and the terms of the Convertible Notes 4 are outlined below:

Amount outstanding: $27,000.00
Maturity Date: May 02, 2020
Interest Rate: 4.0%

Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Maturity or equity financing of more than $2M USD

Material Rights

These notes have a valuation caps of $5,000,000.

All shares convert into Preferred Stock with an interest rate of 4% per annum.

As of the launch of this offering, these Convertible Notes would equal 55,469 shares of Preferred Stock (currently unissued).

Convertible Notes 5

The security will convert into Preferred shares and the terms of the Convertible Notes 5 are outlined below:

Amount outstanding: $108,000.00
Maturity Date: June 06, 2020
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Maturity or equity financing of more than $2M USD

Material Rights

These notes have a valuation caps of $5,000,000.

All shares convert into Preferred Stock with an interest rate of 4% per annum.

As of the launch of this offering, these Convertible Notes would equal 223,074 shares of Preferred Stock (currently unissued).

Convertible Notes 6

The security will convert into Preferred shares and the terms of the Convertible Notes 6 are outlined below:

Amount outstanding: $32,400.00
Maturity Date: June 09, 2020
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Maturity or equity financing of more than $2M USD

Material Rights

These notes have a valuation caps of $5,000,000.

All shares convert into Preferred Stock with an interest rate of 4% per annum.

As of the launch of this offering, these Convertible Notes would equal 68,368 shares of Preferred Stock (currently unissued).

Convertible Notes 7

The security will convert into Preferred shares and the terms of the Convertible Notes 7 are outlined below:

Amount outstanding: $21,600.00
Maturity Date: June 14, 2020
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Maturity or equity financing of more than $2M USD

Material Rights

These notes have a valuation caps of $5,000,000.

All shares convert into Preferred Stock with an interest rate of 4% per annum.

As of the launch of this offering, these Convertible Notes would equal 45,874 shares of Preferred Stock (currently unissued).

Convertible Notes 8

The security will convert into Preferred shares and the terms of the Convertible Notes 8 are outlined below:

Amount outstanding: $54,000.00
Maturity Date: June 25, 2020
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Maturity or equity financing of more than $2M USD

Material Rights

These notes have a valuation caps of $5,000,000.

All shares convert into Preferred Stock with an interest rate of 4% per annum.

As of the launch of this offering, these Convertible Notes would equal 115,180 shares of Preferred Stock (currently unissued).

Convertible Notes 9

The security will convert into Preferred shares and the terms of the Convertible Notes 9 are outlined below:

Amount outstanding: $27,000.00

Maturity Date: June 27, 2020
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Maturity or equity financing of more than $2M USD

Material Rights

These notes have a valuation caps of $5,000,000.

All shares convert into Preferred Stock with an interest rate of 4% per annum.

As of the launch of this offering, these Convertible Notes would equal 58,212 shares of Preferred Stock (currently unissued).

Convertible Notes 10

The security will convert into Preferred shares and the terms of the Convertible Notes 10 are outlined below:

Amount outstanding: $21,600.00
Maturity Date: July 06, 2020
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Maturity or equity financing of more than $2M USD

Material Rights

These notes have a valuation caps of $5,000,000.

All shares convert into Preferred Stock with an interest rate of 4% per annum.

As of the launch of this offering, these Convertible Notes would equal 46,821 shares of Preferred Stock (currently unissued).

Convertible Notes 11

The security will convert into Preferred shares and the terms of the Convertible Notes 11 are outlined below:

Amount outstanding: $27,000.00
Maturity Date: January 10, 2021
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: Maturity or equity financing of more than $2M USD

Material Rights

These notes have a valuation caps of $7,000,000.

All shares convert into Preferred Stock with an interest rate of 4% per annum.

As of the launch of this offering, these Convertible Notes would equal 41,985 shares of Preferred Stock (currently unissued).

Convertible Notes 12

The security will convert into Preferred shares and the terms of the Convertible Notes 12 are outlined below:

Amount outstanding: $54,000.00
Maturity Date: January 24, 2021
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: Maturity or equity financing of more than $2M USD

Material Rights

These notes have a valuation caps of $7,000,000.

All shares convert into Preferred Stock with an interest rate of 4% per annum.

As of the launch of this offering, these Convertible Notes would equal 84,294 shares of Preferred Stock (currently unissued).

Convertible Notes 13

The security will convert into Preferred shares and the terms of the Convertible Notes 13 are outlined below:

Amount outstanding: $61,560.00
Maturity Date: February 07, 2021
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: Maturity or equity financing of more than $2M USD

Material Rights

These notes have a valuation caps of $7,000,000.

All shares convert into Preferred Stock with an interest rate of 4% per annum.

As of the launch of this offering, these Convertible Notes would equal 96,837 shares of Preferred Stock (currently unissued).

Convertible Notes 14

The security will convert into Preferred shares and the terms of the Convertible Notes 14 are outlined below:

Amount outstanding: $27,000.00
Maturity Date: February 13, 2021
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: Maturity or equity financing of more than $2M USD

Material Rights

These notes have a valuation caps of $7,000,000.

All shares convert into Preferred Stock with an interest rate of 4% per annum.

As of the launch of this offering, these Convertible Notes would equal 42,846 shares of Preferred Stock (currently unissued).

Convertible Notes 15

The security will convert into Preferred shares and the terms of the Convertible Notes 15 are outlined below:

Amount outstanding: $27,000.00
Maturity Date: April 20, 2021
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: Maturity or equity financing of more than $2M USD

Material Rights

These notes have a valuation caps of $7,000,000.

All shares convert into Preferred Stock with an interest rate of 4% per annum.

As of the launch of this offering, these Convertible Notes would equal 43,011 shares of Preferred Stock (currently unissued).

Convertible Notes 16

The security will convert into Preferred shares and the terms of the Convertible Notes 16 are outlined below:

Amount outstanding: $54,000.00
Maturity Date: April 22, 2021
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00

Conversion Trigger: Maturity or equity financing of more than $2M USD

Material Rights

These notes have a valuation caps of $7,000,000.

All shares convert into Preferred Stock with an interest rate of 4% per annum.

As of the launch of this offering, these Convertible Notes would equal 86,354 shares of Preferred Stock (currently unissued).

Convertible Notes 17

The security will convert into Preferred shares and the terms of the Convertible Notes 17 are outlined below:

Amount outstanding: $72,384.84
Maturity Date: June 14, 2021
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: Maturity or equity financing of more than $2M USD

Material Rights

These notes have a valuation caps of $7,000,000.

All shares convert into Preferred Stock with an interest rate of 4% per annum.

As of the launch of this offering, these Convertible Notes would equal 116,647 shares of Preferred Stock (currently unissued).

Convertible Notes 18

The security will convert into Preferred shares and the terms of the Convertible Notes 18 are outlined below:

Amount outstanding: $108,000.00
Maturity Date: June 21, 2021
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: Maturity or equity financing of more than $2M USD

Material Rights

These notes have a valuation caps of $7,000,000.

All shares convert into Preferred Stock with an interest rate of 4% per annum.

As of the launch of this offering, these Convertible Notes would equal 175,839 shares of Preferred Stock (currently unissued).

Convertible Notes 19

The security will convert into Preferred shares and the terms of the Convertible Notes 19 are outlined below:

Amount outstanding: $54,000.00
Maturity Date: July 31, 2021
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: Maturity or equity financing of more than $2M USD

Material Rights

These notes have a valuation caps of $7,000,000.

All shares convert into Preferred Stock with an interest rate of 4% per annum.

As of the launch of this offering, these Convertible Notes would equal 89,276 shares of Preferred Stock (currently unissued).

Convertible Notes 20

The security will convert into Preferred shares and the terms of the Convertible Notes 20 are outlined below:

Amount outstanding: $27,000.00
Maturity Date: August 25, 2021
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: Maturity or equity financing of more than $2M USD

Material Rights

These notes have a valuation caps of $7,000,000.

All shares convert into Preferred Stock with an interest rate of 4% per annum.

As of the launch of this offering, these Convertible Notes would equal 44,982 shares of Preferred Stock (currently unissued).

Convertible Notes 21

The security will convert into Preferred shares and the terms of the Convertible Notes 21 are outlined below:

Amount outstanding: $54,000.00
Maturity Date: November 07, 2021

Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: Maturity or equity financing of more than $2M USD

Material Rights

These notes have a valuation caps of $7,000,000.

All shares convert into Preferred Stock with an interest rate of 4% per annum.

As of the launch of this offering, these Convertible Notes would equal 90,312 shares of Preferred Stock (currently unissued).

Convertible Notes 22

The security will convert into Preferred shares and the terms of the Convertible Notes 22 are outlined below:

Amount outstanding: $125,038.47
Maturity Date: February 10, 2022
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: Maturity or equity financing of more than $2M USD

Material Rights

These notes have a valuation caps of $7,000,000.

All shares convert into Preferred Stock with an interest rate of 4% per annum.

As of the launch of this offering, these Convertible Notes would equal 210,733 shares of Preferred Stock (currently unissued).

Convertible Notes 23

The security will convert into Preferred shares and the terms of the Convertible Notes 23 are outlined below:

Amount outstanding: $269,205.48
Maturity Date: February 20, 2022
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: Maturity or equity financing of more than $2M USD

Material Rights

These notes have a valuation caps of $7,000,000.

All shares convert into Preferred Stock with an interest rate of 4% per annum.

As of the launch of this offering, these Convertible Notes would equal 336,507 shares of Preferred Stock (currently unissued).

Convertible Notes 24

The security will convert into Preferred shares and the terms of the Convertible Notes 24 are outlined below:

Amount outstanding: $106,027.40
Maturity Date: July 20, 2022
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Maturity or equity financing of more than $2M USD

Material Rights

These notes have a valuation caps of $8,000,000.

All shares convert into Preferred Stock with an interest rate of 4% per annum.

As of the launch of this offering, these Convertible Notes would equal 161,894 shares of Preferred Stock (currently unissued).

Convertible Notes 25

The security will convert into Preferred shares and the terms of the Convertible Notes 25 are outlined below:

Amount outstanding: $10,476.71
Maturity Date: November 12, 2022
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Maturity or equity financing of more than $2M USD

Material Rights

These notes have a valuation caps of $8,000,000.

All shares convert into Preferred Stock with an interest rate of 4% per annum.

As of the launch of this offering, these Convertible Notes would equal 16,412 shares of Preferred Stock (currently unissued).

Convertible Notes 26

The security will convert into Preferred shares and the terms of the Convertible Notes 26 are outlined below:

Amount outstanding: $36,626.30
Maturity Date: November 23, 2022
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Maturity or equity financing of more than $2M USD

Material Rights

These notes have a valuation caps of $8,000,000.

All shares convert into Preferred Stock with an interest rate of 4% per annum.

As of the launch of this offering, these Convertible Notes would equal 57,453 shares of Preferred Stock (currently unissued).

Convertible Notes 27

The security will convert into Preferred shares and the terms of the Convertible Notes 27 are outlined below:

Amount outstanding: $245,867.95
Maturity Date: November 25, 2022
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Maturity or equity financing of more than $2M USD

Material Rights

These notes have a valuation caps of $8,000,000.

All shares convert into Preferred Stock with an interest rate of 4% per annum.

As of the launch of this offering, these Convertible Notes would equal 387,439 shares of Preferred Stock (currently unissued).

Convertible Notes 28

The security will convert into Preferred shares and the terms of the Convertible Notes 28 are outlined below:

Amount outstanding: $26,065.75
Maturity Date: December 28, 2022
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Maturity or equity financing of more than $2M USD

Material Rights

These notes have a valuation caps of $8,000,000.

All shares convert into Preferred Stock with an interest rate of 4% per annum.

As of the launch of this offering, these Convertible Notes would equal 42,237 shares of Preferred Stock (currently unissued).

Convertible Notes 29

The security will convert into Preferred shares and the terms of the Convertible Notes 29 are outlined below:

Amount outstanding: $10,404.38
Maturity Date: January 17, 2023
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Maturity or equity financing of more than $2M USD

Material Rights

These notes have a valuation caps of $8,000,000.

All shares convert into Preferred Stock with an interest rate of 4% per annum.

As of the launch of this offering, these Convertible Notes would equal 16,954 shares of Preferred Stock (currently unissued).

Convertible Notes 30

The security will convert into Preferred shares and the terms of the Convertible Notes 30 are outlined below:

Amount outstanding: $217,985.75
Maturity Date: February 08, 2023
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Maturity or equity financing of more than $2M USD

Material Rights

These notes have a valuation caps of $8,000,000.

All shares convert into Preferred Stock with an interest rate of 4% per annum.

As of the launch of this offering, these Convertible Notes would equal 333,932 shares of Preferred Stock (currently unissued).

Convertible Notes 31

The security will convert into Preferred shares and the terms of the Convertible Notes 31 are outlined below:

Amount outstanding: $62,143.56
Maturity Date: March 01, 2023
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Maturity or equity financing of more than $2M USD

Material Rights

These notes have a valuation caps of $8,000,000.

All shares convert into Preferred Stock with an interest rate of 4% per annum.

As of the launch of this offering, these Convertible Notes would equal 104,159 shares of Preferred Stock (currently unissued).

Convertible Notes 32

The security will convert into Preferred shares and the terms of the Convertible Notes 32 are outlined below:

Amount outstanding: $100,876.71
Maturity Date: November 02, 2023
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Maturity or equity financing of more than $2M USD

Material Rights

These notes have a valuation caps of $10,000,000.

All shares convert into Preferred Stock with an interest rate of 4% per annum.

As of the launch of this offering, these Convertible Notes would equal 136,314 shares of Preferred Stock (currently unissued).

Convertible Notes 33

The security will convert into Preferred shares and the terms of the Convertible Notes 33 are outlined below:

Amount outstanding: $25,216.44
Maturity Date: November 03, 2023
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $12,000,000.00

Conversion Trigger: Maturity or equity financing of more than $2M USD

Material Rights

These notes have a valuation caps of $12,000,000.

All shares convert into Preferred Stock with an interest rate of 4% per annum.

As of the launch of this offering, these Convertible Notes would equal 28,682 shares of Preferred Stock (currently unissued).

Convertible Notes 34

The security will convert into Preferred shares and the terms of the Convertible Notes 34 are outlined below:

Amount outstanding: $100,778.08
Maturity Date: November 11, 2023
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Maturity or equity financing of more than $2M USD

Material Rights

These notes have a valuation caps of $10,000,000.

All shares convert into Preferred Stock with an interest rate of 4% per annum.

As of the launch of this offering, these Convertible Notes would equal 137,844 shares of Preferred Stock (currently unissued).

Convertible Notes 35

The security will convert into Preferred shares and the terms of the Convertible Notes 35 are outlined below:

Amount outstanding: $100,120.55
Maturity Date: January 10, 2024
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $12,000,000.00
Conversion Trigger: Maturity or equity financing of more than $2M USD

Material Rights

These notes have a valuation caps of $12,000,000.

All shares convert into Preferred Stock with an interest rate of 4% per annum.

As of the launch of this offering, these Convertible Notes would equal 115,271 shares of Preferred Stock (currently unissued).

Service for Equity 1

The amount of securities outstanding is 380,347.

Material Rights

Service-for-equity agreement for $219,203.23 at $0.57632 per share to convert in common shares

Service for Equity 2

The amount of securities outstanding is 57,502.

Material Rights

Service-for-equity agreement for $32,855.32 at an average share price of $0.57138 to convert in preferred shares

Common Stock

The amount of security authorized is 20,000,000 with a total of 9,612,500 outstanding.

Voting Rights

One vote per share. Please refer to the voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in This Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with the full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the

Common Stock.

<u>Stock Options</u>

The company currently has an Equity Stock Option Pool of 1,000,000 shares. The total amount outstanding listed above does not include this stock option pool. Out of the 1,000,000: 779,792 stock options have been issued, and 220,208 are unissued. None have been exercised to date.

Rights of these stock options include:

(1) Right of first refusal & (2) Forced sale in the case of a board-approved merger or sale of the company.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $250,000.00
  Number of Securities Sold: 312,500
  Use of proceeds: Equity for marketing and technology
  Date: February 20, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Working capital
  Date: January 10, 2022
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Working Capital
  Date: November 11, 2021
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $25,000.00
  Use of proceeds: Working Capital
  Date: November 03, 2021
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Working Capital
  Date: November 02, 2021
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $60,000.00

Use of proceeds: Working Capital
Date: March 01, 2021
Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $210,000.00
  Use of proceeds: Working Capital
  Date: February 08, 2021
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $10,000.00
  Use of proceeds: Working Capital
  Date: January 17, 2021
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $25,000.00
  Use of proceeds: Working Capital
  Date: December 28, 2020
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $235,000.00
  Use of proceeds: Working Capital
  Date: November 25, 2020
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $35,000.00
  Use of proceeds: Working Capital
  Date: November 23, 2020
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $10,000.00
  Use of proceeds: Working Capital
  Date: November 12, 2020
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Working Capital
  Date: July 20, 2020
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $250,000.00
  Use of proceeds: Working Capital
  Date: February 20, 2020
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $116,000.00
  Use of proceeds: Working Capital
  Date: February 10, 2020
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: Working Capital
  Date: November 07, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $25,000.00
  Use of proceeds: Working Capital
  Date: August 25, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: Working Capital
  Date: July 31, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Working Capital
  Date: June 21, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $67,023.00
  Use of proceeds: Working Capital
  Date: June 14, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: Working Capital
  Date: April 22, 2019

Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $25,000.00
  Use of proceeds: Working Capital
  Date: April 20, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $25,000.00
  Use of proceeds: Working Capital
  Date: February 13, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $57,000.00
  Use of proceeds: Working Capital
  Date: February 07, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: Working Capital
  Date: January 24, 2019
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2019 was $49,846, an increase of 85% compared to 2018 revenue of $26,943, reflecting our marketing and product development investments, both leading to a greater market penetration and new customer acquisition.

Revenue for fiscal year 2020 was $19,241, or a decrease of 61% compared to 2019 revenue of $49,846. This decrease is an artifact of a change in business model and accounting in 2020. Instead of purchasing, and owning the wine inventory we sell, we have entered into a strategic partnership with Studio Beverage Group and Wine Shipping in order for our strategic partners to purchase, own, and ship to our customers the wine inventory that we previously owned. As a result, instead of showing the revenue for the full selling price of the wine inventory, from fiscal year 2020 onward, we show only the gross margin from our strategic partners, who assume most of the cost of sales. While this change of business model and accounting changes our revenue, it doesn't affect our gross margins, as both revenue and cost of sales are transferred to our strategic partners. On a restated basis, to show what the revenue for fiscal year 2020 would be without the change of business model and accounting, the revenue would have been $67,325, or an increase of 35.1% compared to fiscal 2019, reflecting a continued solid growth and market penetration of our products.

Cost of Sales

Cost of goods sold (COGS) was $104,429 in fiscal year 2019, an increase of $30,064 or 40.5% compared to fiscal year 2018, driven by the revenue increase over the same period.

COGS in 2020 was 56,776, a decrease of 45.5% over fiscal year 2019. As for revenue, this decrease is an artifact of the business model and accounting change related to moving ownership of the inventory to strategic 3rd party partners. Without this change, COGS would have been 104,860, or an increase of only 0.6% compared to fiscal year 2019 despite a strong revenue growth, exemplifying the efficiency gain in our operations during fiscal year 2020.

Gross Margin

Gross margin in 2019 was -$54,400, a decrease of $7,162 or 15.2% compared to fiscal year 2018. Expressed in percentage of revenue, the gross margin in 2019 was -109.1%, compared to -175.3% in fiscal year 2018, as we started improve our efficiency early in our operations.

Gross margin in 2020 was -$37,536, an increase of $16,864 or 31% compared to fiscal year 2019. Expressed in percentage of revenue, gross margin was -55.8% in fiscal year 2020, compared to compared to -109.1% in fiscal year 2019, reflecting our continued improvement in operational efficiency.

Expenses

Operating expenses in 2019 were $607,696, an increase of $130,314 or 27.3% compared to fiscal year 2018, mainly driven by a $94,679 or 108.4% increase in marketing and advertising expenses compared to the prior year. This reflects the significant investment the company has made in fiscal year 2019 to market and promote our platform and products, and acquire new customers.

Operating expenses in 2020 were $669,388, an increase of $61,391 or 10.1% over fiscal year 2019, again mostly driven by our investment in marketing and advertising leading to a $122,051 or 67% compared to the prior year, partially compensated by a decrease of $55,050 or 13.8% in general and administrative expenses, driven mostly by a decrease compared to fiscal year 2019 of $42,041 in salary expenses, and $11,347 in software expenses, both reflecting the savings from our change in business model enabling us to shift resources and expenses to our strategic partners.

Historical results and cash flows:

Since our resources, revenues and customers were very limited at this point, and we have mainly invested into our product, historical cash flows are not representative of the future.

The Company is currently in its initial production stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we currently are in the early stage of penetrating our target market, and have not yet fully capitalized on our investments in developping and marketing our produts. Past cash was primarily generated through sales and equity investments. Our goal is to continue investing in our marketing and product development to reach our first milestone in customer subscription with 5,000 subscribers, at which we will achieve break even.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 2021, the Company has capital resources available in the form of, a revolving bank card credit of $ 10,000 with a current outstanding balance $0, a line of credit of $50,000 with our service provider Zazmic Finance with a current outstanding balance of $162,738 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations in order to support our continued growth through investments in our marketing and in our products.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised

from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 1 month. This is based on a current monthly burn rate of $50,000 for expenses related to R&D and platform maintenance ($8,000), marketing and advertising expenses ($10,000), sales fulfillment costs ($2,500), salaries and related taxes ($9,500), travel expenses ($3,000), outside and professional services ($7,000), other general, administrative and operating expenses ($10,000).

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 8 years. This is based on a current monthly burn rate of $50,000 for expenses related to R&D and platform maintenance ($8,000), marketing and advertising expenses ($10,000), sales fulfillment costs ($2,500), salaries and related taxes ($9,500), travel expenses ($3,000), outside and professional services ($7,000), other general, administrative and operating expenses ($10,000).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including future capital raises, convertible notes, lines of credit, long term loans, and positive cash flow from our operations after we reach brak-even cah flow.

Indebtedness

- **Creditor:** Cerbillona
  Amount Owed: $64,825.00
  Interest Rate: 4.0%
  Maturity Date: December 31, 2999

- **Creditor:** Nicolas Mendiharat (Shareholder Debt)
  Amount Owed: $180,978.00

Interest Rate: 0.0%
Maturity Date: December 31, 2999

- **Creditor:** Nicolas Mendiharat Deferred Salary Payable
  Amount Owed: $40,028.52
  Interest Rate: 0.0%
  Maturity Date: December 31, 2999

- **Creditor:** Zazmic Finance (Long Term Debt)
  Amount Owed: $15,244.00
  Interest Rate: 0.0%
  Maturity Date: March 31, 2022

- **Creditor:** Convertible Note Thomas France (including interests)
  Amount Owed: $27,000.00
  Interest Rate: 4.0%
  Maturity Date: May 02, 2020

- **Creditor:** Convertible Note Cameleon Invest (including interests)
  Amount Owed: $64,800.00
  Interest Rate: 4.0%
  Maturity Date: February 07, 2020

- **Creditor:** Convertible Note Isatis (including interests)
  Amount Owed: $32,400.00
  Interest Rate: 4.0%
  Maturity Date: February 17, 2020

- **Creditor:** Convertible Note John Couch (including interests)
  Amount Owed: $27,000.00
  Interest Rate: 4.0%
  Maturity Date: February 17, 2020

- **Creditor:** Convertible Note Cerbillona (including interests)
  Amount Owed: $27,000.00
  Interest Rate: 45.0%
  Maturity Date: May 02, 2020

- **Creditor:** Convertible Note Annapurna (including interests)
  Amount Owed: $108,000.00
  Interest Rate: 4.0%
  Maturity Date: June 06, 2020

- **Creditor:** Convertible Note Julien Lecerf (including interests)
  Amount Owed: $32,400.00
  Interest Rate: 4.0%

Maturity Date: June 09, 2020

- **Creditor:** Convertible Note Richard Qiu (including interests)
  Amount Owed: $21,600.00
  Interest Rate: 4.0%
  Maturity Date: June 14, 2020

- **Creditor:** Convertible Note ANBRE (including interests)
  Amount Owed: $54,000.00
  Interest Rate: 4.0%
  Maturity Date: June 25, 2020

- **Creditor:** Convertible Note Sunwest Trust (including interests)
  Amount Owed: $27,000.00
  Interest Rate: 4.0%
  Maturity Date: June 27, 2020

- **Creditor:** Convertible Note Rami Richards (including interests)
  Amount Owed: $21,600.00
  Interest Rate: 4.0%
  Maturity Date: July 06, 2020

- **Creditor:** Convertible Note Silver Uniqorn (including interests)
  Amount Owed: $26,975.00
  Interest Rate: 4.0%
  Maturity Date: January 10, 2021

- **Creditor:** Convertible Note Rent4A (including interests)
  Amount Owed: $53,874.00
  Interest Rate: 4.0%
  Maturity Date: January 24, 2021

- **Creditor:** Convertible Note ANBRE (including interests)
  Amount Owed: $61,329.00
  Interest Rate: 4.0%
  Maturity Date: February 07, 2021

- **Creditor:** Convertible Note Laurent David (including interests)
  Amount Owed: $26,882.00
  Interest Rate: 4.0%
  Maturity Date: February 13, 2021

- **Creditor:** Convertible Note John Spinale (including interests)
  Amount Owed: $26,701.00
  Interest Rate: 4.0%
  Maturity Date: April 20, 2021

- **Creditor:** Convertible Note Rodney Couch (including interests)
  Amount Owed: $26,696.00
  Interest Rate: 4.0%
  Maturity Date: April 22, 2021

- **Creditor:** Convertible Note John Couch (including interests)
  Amount Owed: $26,696.00
  Interest Rate: 4.0%
  Maturity Date: April 22, 2021

- **Creditor:** Convertible Note SPETSES (including interests)
  Amount Owed: $47,454.00
  Interest Rate: 4.0%
  Maturity Date: June 14, 2021

- **Creditor:** Convertible Note MS1 (including interests)
  Amount Owed: $23,727.00
  Interest Rate: 4.0%
  Maturity Date: June 14, 12021

- **Creditor:** Convertible Note Robert and Renee Trust (including interests)
  Amount Owed: $106,126.00
  Interest Rate: 4.0%
  Maturity Date: June 21, 2021

- **Creditor:** Convertible Note Structure Capital (including interests)
  Amount Owed: $52,844.00
  Interest Rate: 4.0%
  Maturity Date: July 31, 2021

- **Creditor:** Convertible Note Winefunding (including interests)
  Amount Owed: $26,353.00
  Interest Rate: 4.0%
  Maturity Date: August 25, 2021

- **Creditor:** Convertible Note ANBRE (including interests)
  Amount Owed: $52,301.00
  Interest Rate: 4.0%
  Maturity Date: November 07, 2021

- **Creditor:** Convertible Note ANBRE (including interests)
  Amount Owed: $60,066.00
  Interest Rate: 4.0%
  Maturity Date: February 10, 2022

- **Creditor:** Convertible Note Rent4A (including interests)
  Amount Owed: $60,066.00
  Interest Rate: 4.0%
  Maturity Date: February 10, 2022

- **Creditor:** Convertible Note Alto SAS (including interests)
  Amount Owed: $101,797.00
  Interest Rate: 4.0%
  Maturity Date: July 20, 2022

- **Creditor:** Convertible Note Ashley Burt Hermann (including interests)
  Amount Owed: $10,000.00
  Interest Rate: 4.0%
  Maturity Date: November 12, 2022

- **Creditor:** Convertible Note Etienne Turion (including interests)
  Amount Owed: $35,146.00
  Interest Rate: 4.0%
  Maturity Date: November 23, 2022

- **Creditor:** Convertible Note Annapurna (including interests)
  Amount Owed: $100,395.00
  Interest Rate: 4.0%
  Maturity Date: November 25, 2022

- **Creditor:** Convertible Note Robert and Renee Trust (including interests)
  Amount Owed: $100,395.00
  Interest Rate: 4.0%
  Maturity Date: November 25, 2022

- **Creditor:** Convertible Note Serendipite (including interests)
  Amount Owed: $35,138.00
  Interest Rate: 4.0%
  Maturity Date: November 25, 2022

- **Creditor:** Convertible Note J. Niklas Herriger (including interests)
  Amount Owed: $25,008.00
  Interest Rate: 4.0%
  Maturity Date: November 28, 2022

Related Party Transactions

- **Name of Entity:** Nicolas Mendiharat
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Loan from Nicolas Mendiharat-

owned Cerbillona entity of $60,000 with a 4% interest, with a current balance of $64,825 as of 10/31/21
Material Terms: Long term debt with 4% per-annum interest and no set maturity date

- **Name of Entity:** Nicolas Mendiharat
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Reimbursable operational expenses paid by Nicolas Mendiharat with a current open balance of $180,978.00 as of 10/31/21
  Material Terms: Long term loan with 0% interest and no set maturity

- **Name of Entity:** Nicolas Mendiharat
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Nicolas Mendiharat Deferred Salary Payable with a current open balance of $40,028.52 as of 10/31/21
  Material Terms: 0% interest with no set maturity date

Valuation

Pre-Money Valuation: $13,006,581.90

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors. First, the valuation of the company is validated by the progress we made in 2021. We released new features such as the main taste clusters, upgraded our technology with a dozen new iterations of the data science stack, and released new upgraded services such as a completely redesigned funnel and a new app that has been highly ranked for many wine keywords.

Second, our high retention rate among early adopters we believe is also a good sign of product-market fit.

Third, we believe our service and technology are unique in the market. We're the only company in the space, to our knowledge, that has created algorithms calculating personal taste profiles with a model using 200 traits and descriptors found in taste and wine. Our process is also one-of-a-kind because we use blind tasting as a core feature combined with an app and a customer feedback loop.

Fourth, we've been featured in dozens of articles and podcasts as one of the most innovative products on the market. What makes us also very different from incumbents is that our concept and technology are designed for global food & beverage products, not only wine, while the vast majority of our competitors are in the wine business only.

Our valuation is therefore not comparable to other wine players, while it is in the midrange of seed-stage valuations capital raises in the US in 2021.

The company set its valuation internally, without a formal third-party independent valuation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (ii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation also takes into account any convertible securities currently outstanding. The Company currently has $2,310,023 in principal, and $135,555.37 in interests of Convertible Notes outstanding. These will convert into 3,878,552 shares. The Company also has $252,058.55 in service-for-equity unissued shares outstanding that will convert into 437,849 shares. These amounts have been included in the fully diluted calculation. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.15 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Working Capital*
  96.5%
  We will use 96.5% of the funds for working capital to cover expenses for this raise well as ongoing day-to-day operations of the Company.

If we raise the over allotment amount of $1,069,999.83, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  55.0%
  We will use 55% of the funds for online marketing as well for our Ambassador Program, sales materials, and launching our franchise program.
- *Research & Development*
  15.0%
  We will use 15% of the funds raised for market and customer research, new product development, obtaining a better science intellectual property, and market testing.
- *Company Employment*
  15.0%

We will use 15% of the funds to hire key personnel for daily operations, including the following roles: Sales and Marketing. Wages to be commensurate with training, experience and position.

- *Operations*
  11.5%
  We will use 11.5% of the funds to cover our general operating expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.palateclub.com/ (PalateClub.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/palate-club

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Palate Club, Inc.

[See attached]

PALATE CLUB INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Palate Club Inc.
San Francisco, California

We have reviewed the accompanying financial statements of Palate Club, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 19, 2021
Los Angeles, California

PALATE CLUB INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	197,919	$	6,689
Accounts receivable—net		5,429		-
Inventories		-		29,578
Prepaids and other current assets		16,108		1,079
Total current assets		**219,455**		**37,345**
Intangible assets		163,215		156,437
Total assets	**$**	**382,670**	**$**	**193,782**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	95,635	$	34,941
Credit Card		2,768		1,100
Deferred revenue		9,881		4,023
Current portion of loan		19,183		-
Current portion of Convertible Note		934,023		410,000
Shareholder loan		205,978		191,326
Accrued interest on Convertible Note		73,745		40,197
Other current liabilities		48,122		17,912
Total current liabilities		**1,389,334**		**699,500**
Long term debt less current maturities		69,591		60,000
Convertible Note		496,000		499,023
Total liabilities		**1,954,925**		**1,258,523**
STOCKHOLDERS EQUITY				
Common Stock		96		93
Additional Paid In Capital		472,669		237,309
Retained earnings/(Accumulated Deficit)		(2,045,020)		(1,302,142)
Total stockholders' equity		**(1,572,255)**		**(1,064,740)**
Total liabilities and stockholders' equity	**$**	**382,670**	**$**	**193,782**

See accompanying notes to financial statements.

PALATE CLUB INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ 19,241	$ 49,846
Cost of goods sold	56,776	104,246
Gross profit	(37,536)	(54,400)
Operating expenses		
General and administrative	342,616	397,667
Sales and marketing	304,140	182,089
Research and development	22,631	28,240
Total operating expenses	669,388	607,996
Operating income/(loss)	(706,923)	(662,396)
Interest expense	35,955	31,331
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(742,878)	(693,728)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (742,878)**	**$ (693,728)**

See accompanying notes to financial statements.

PALATE CLUB INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Class B Shares	Common Class B Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2018	**9,300,000**	**$ 93**	**$ 170,614**	**$ (608,414)**	**$ (437,708)**
Capital contribution			66,695		66,695
Net income/(loss)				(693,728)	(693,728)
Balance—December 31, 2019	9,300,000	93	237,309	$ (1,302,142)	**$ (1,064,740)**
Issuance of stocks	312,500	3	235,310		235,313
Shared-Based Compensation	-	-	50		50
Net income/(loss)				(742,878)	(742,878)
Balance—December 31, 2020	9,612,500	**$ 96**	**$ 472,669**	**$ (2,045,020)**	**$ (1,572,255)**

See accompanying notes to financial statements.

PALATE CLUB INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(742,878)	$	(693,728)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		29,547		9,157
Shared-based compensation		50		-
Changes in operating assets and liabilities:				
Accounts receivable		(5,429)		-
Inventory		29,578		13,176
Prepaid expenses and other current assets		(15,029)		8,897
Accounts payable and accrued expenses		60,694		32,577
Credit Cards		1,667		(844)
Deferred revenue		5,858		4,023
Accrued interest on Convertible Note		33,548		29,317
Other current liabilities		30,211		15,532
Net cash provided/(used) by operating activities		**(572,184)**		**(581,892)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of intangible assets		(36,324)		(70,601)
Net cash provided/(used) in investing activities		**(36,324)**		**(70,601)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Loans and Notes		28,774		
Repayment of Loans and Notes				(165,237)
Borrowing on Convertible Note		521,000		559,023
Borrowing on Shareholder loan				191,326
Repayment of Shareholder loan		14,652		
Capital contribution		235,313		66,695
Net cash provided/(used) by financing activities		**799,738**		**651,808**
Change in cash		191,230		(686)
Cash—beginning of year		6,689		7,374
Cash—end of year	**$**	**197,919**	**$**	**6,689**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	35,955	$	31,331
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Palate Club Inc. was incorporated on October 4, 2017 in the state of Delaware. The financial statements of Palate Club Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Francisco, California.

Palate Club is a wine club that uses artificial intelligence (AI), and an innovative supply chain model to bring top value on premium wines to the American consumer. Palate Club is their customers' private digital sommelier helping them discover wines matched to their taste from artisan winemakers, who usually don't have access to the market. Palate Club's core product is their taste-matching technology, which can later be applied to cheese, whisky, chocolate, and other consumer favorites.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using an average method.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Software Development Costs – Internal Use Software

For costs incurred in relation to development of software for internal use, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) postimplementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40: Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Income Taxes

Palate Club Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its wine discovery service using AI and taste matching technology product that can be applied to cheese, whisky, chocolate, and other consumer favorites.

Cost of sales

Before April 2020, cost of sale pertains to material cost of sales (inventory), fulfillment costs, and platform maintenance and testing. After April 2020, cost of sales related to the inventory ceased (as the inventory transferred to a third party).

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $304,140 and $182,089, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 19, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2020	2019
Finished goods	-	29,578
Total Inventories	**$ -**	**$ 29,578**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2020	2019
Prepaid expenses	16,108	1,079
Total Prepaids Expenses and other Current Assts	**$ 16,108**	**$ 1,079**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Salaries and Wages Payable	40,029	13,343
Interest payable	5,032	2,625
Tax Liability	3,062	1,944
Total Other Current Liabilities	**48,122**	**17,912**

5. INTANGIBLE ASSETS

As of December 31, 2020 and December 31, 2019, intangible asset consist of:

As of Year Ended December 31,		2020		2019
Software development	$	207,260	$	170,936
Intangible assets, at Cost		**207,260**		**170,936**
Accumulated amortization		(44,046)		(14,499)
Intangible assets, Net	**$**	**163,215**	**$**	**156,437**

Amortization expense for software development for the fiscal year ended December 31, 2020 and 2019 was in the amount of $29,547 and $9,157 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period		Amortization Expense
2021	$	(29,547)
2022		(29,547)
2023		(29,547)
2024		(29,547)
Thereafter		(45,028)
Total	**$**	**(163,215)**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

The Company is authorized to issue 20,000,000 shares of common shares with par value of $0.00001. As of December 31, 2020, and December 31, 2019, 9,612,500 and 9,300,000 have been issued and are outstanding, respectively.

7. SHAREBASED COMPENSATION

During 2017, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally vest and become exercisable on the date of Grant. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2017
Expected life (years)	10.00
Risk-free interest rate	2.91%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2018	729,792	$ -	-
Granted	-	$ 0.00	
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2019	729,792	$ -	7.95
Exercisable Options at December 31, 2019	729,792	$ -	7.95
Granted	50,000	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2020	779,792	$ -	6.95
Exercisable Options at December 31, 2020	779,792	$ -	6.95

Stock option expense for the years ended December 31, 2020 and December 31, 2019 was $50 and $0 respectively.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2019					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
PPP loan -SBA Forgiveness approved on 04/14/2021	$ 28,774	1.00%	04.30.2020	04.30.2022						$ 192	$ 192	$ 19,183	$ 9,591	$ 28,774
Cerbillona	$ 25,000	4.00%	5/22/2018	Not set	$ 1,000	$ 1,611		$ 25,000	$ 25,000	$ 1,003	$ 2,614		$ 25,000	$ -
Cerbillona	$ 25,000	4.00%	1/22/2019	Not set	$ 940	$ 940		$ 25,000	$ 25,000	$ 1,003	$ 1,942		$ 25,000	$ -
Cerbillona	$ 10,000	4.00%	10/24/2019	Not set	$ 75	$ 75		$ 10,000	$ 10,000	$ 401	$ 476		$ 10,000	$ -
Total					$ 2,014	$ 2,625	$ -	$ 60,000	$ 60,000	$ 192	$ 192	$ 19,183	$ 69,591	$ 28,774

Per the above table, the loans from Cerbillona, a company also owned by Nicolas Mendiharat (company's CEO) bear an interest rate of 4%. Interest is being accrued and amounted to $2,625 as of December 31, 2019 and $5,032 as of December 31, 2020.

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ 79,183
2022	9,591
2023	-
Thereafter	-
Total	**$ 88,774**

Owner Loans

During the Company borrowed money from the CEO, Nicolas Mendiharat. The details of the loans from the owners is as follows:

				For the Year Ended December 2019			For the Year Ended December 2020		
Owner	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Nicolas Mendiharat	$ 201,141	0.00%	No set maturity	$ 205,978		$ 205,978	$ 191,326		$ 191,326
Total				$ 205,978	$ -	$ 205,978	$ 191,326	$ -	$ 191,326

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Convertible Note(s)

The following are the details the convertible notes:

					For the Year Ended December 2019				For the Year Ended December 2020			
Name	Principal Amount	Interest Rate	Issue Date	Maturity Date	Current Portion	Non-Current Portion	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Interest Expense	Accrued Interest
Thomas France	$ 25,000	4.00%	2/7/2018	2/7/2020	$ 25,000	$ -	$ 1,000	$ 1,879	$ 25,000	$ -	$ 121	$ 2,000
Cameleon Invest	$ 60,000	4.00%	2/7/2018	2/7/2020	$ 60,000	$ -	$ 2,400	$ 4,511	$ 60,000	$ -	$ 289	$ 4,800
Isatis	$ 30,000	4.00%	2/17/2018	2/17/2020	$ 30,000	$ -	$ 1,200	$ 2,242	$ 30,000	$ -	$ 158	$ 2,400
John Couch	$ 25,000	4.00%	2/17/2018	2/17/2020	$ 25,000	$ -	$ 1,000	$ 1,852	$ 25,000	$ -	$ 148	$ 2,000
Cerbillona	$ 25,000	4.00%	5/2/2018	5/2/2020	$ 25,000	$ -	$ 1,000	$ 1,666	$ 25,000	$ -	$ 334	$ 2,000
Annapurna	$ 100,000	4.00%	6/6/2018	6/6/2020	$ 100,000	$ -	$ 4,000	$ 6,279	$ 100,000	$ -	$ 1,721	$ 8,000
Julien Lecerf	$ 30,000	4.00%	6/9/2018	6/9/2020	$ 30,000	$ -	$ 1,200	$ 1,874	$ 30,000	$ -	$ 526	$ 2,400
Richard Oju	$ 20,000	4.00%	6/14/2018	6/14/2020	$ 20,000	$ -	$ 800	$ 1,238	$ 20,000	$ -	$ 362	$ 1,600
ANBRE	$ 50,000	4.00%	6/25/2018	6/25/2020	$ 50,000	$ -	$ 2,000	$ 3,036	$ 50,000	$ -	$ 964	$ 4,000
Sunwest Trust	$ 25,000	4.00%	6/27/2018	6/27/2020	$ 25,000	$ -	$ 1,000	$ 1,512	$ 25,000	$ -	$ 488	$ 2,000
Rami Richards	$ 20,000	4.00%	7/6/2018	7/6/2020	$ 20,000	$ -	$ 800	$ 1,190	$ 20,000	$ -	$ 410	$ 1,600
Silver Uniqorn	$ 25,000	4.00%	1/10/2019	1/10/2021	$ -	$ -	$ 973	$ 973	$ 25,000	$ -	$ 1,003	$ 1,975
Rent4A	$ 50,000	4.00%	1/24/2019	1/24/2021	$ -	$ 50,000	$ 1,868	$ 1,868	$ 50,000	$ -	$ 2,005	$ 3,874
ANBRE	$ 57,000	4.00%	2/7/2019	2/7/2021	$ -	$ 57,000	$ 2,043	$ 2,043	$ 57,000	$ -	$ 2,286	$ 4,329
Laurent David	$ 25,000	4.00%	2/13/2019	2/13/2021	$ -	$ 25,000	$ 879	$ 879	$ 25,000	$ -	$ 1,003	$ 1,882
John Spinale	$ 25,000	4.00%	4/20/2019	4/20/2021	$ -	$ 25,000	$ 699	$ 699	$ 25,000	$ -	$ 1,003	$ 1,701
Rodney Couch	$ 25,000	4.00%	4/22/2019	4/22/2021	$ -	$ 25,000	$ 693	$ 693	$ 25,000	$ -	$ 1,003	$ 1,696
John Couch	$ 25,000	4.00%	4/22/2019	4/22/2021	$ -	$ 25,000	$ 693	$ 693	$ 25,000	$ -	$ 1,003	$ 1,696
SPETSES	$ 44,682	4.00%	6/14/2019	6/14/2021	$ -	$ 44,682	$ 979	$ 979	$ 44,682	$ -	$ 1,792	$ 2,772
MS1	$ 22,341	4.00%	6/14/2019	6/14/2021	$ -	$ 22,341	$ 490	$ 490	$ 22,341	$ -	$ 896	$ 1,386
Robert and Renee T	$ 100,000	4.00%	6/21/2019	6/21/2021	$ -	$ 100,000	$ 2,115	$ 2,115	$ 100,000	$ -	$ 4,011	$ 6,126
Structure Capital	$ 50,000	4.00%	7/31/2019	7/31/2021	$ -	$ 50,000	$ 838	$ 838	$ 50,000	$ -	$ 2,005	$ 2,844
Winefunding	$ 25,000	4.00%	8/25/2019	8/25/2021	$ -	$ 25,000	$ 351	$ 351	$ 25,000	$ -	$ 1,003	$ 1,353
ANBRE	$ 50,000	4.00%	11/7/2019	11/7/2021	$ -	$ 50,000	$ 296	$ 296	$ 50,000	$ -	$ 2,005	$ 2,301
ANBRE	$ 58,000	4.00%	2/10/2020	2/10/2022	$ -	$ -	$ -	$ -	$ -	$ 58,000	$ 2,066	$ 2,066
Rent4A	$ 58,000	4.00%	2/10/2020	2/10/2022	$ -	$ -	$ -	$ -	$ -	$ 58,000	$ 2,066	$ 2,066
Alto SAS	$ 100,000	4.00%	7/20/2020	7/20/2022	$ -	$ -	$ -	$ -	$ -	$ 100,000	$ 1,797	$ 1,797
Ashley Burt Herman	$ 10,000	4.00%	11/12/2020	11/12/2022	$ -	$ -	$ -	$ -	$ -	$ 10,000	$ -	$ -
Etienne Turion	$ 35,000	4.00%	11/23/2020	11/23/2022	$ -	$ -	$ -	$ -	$ -	$ 35,000	$ 146	$ 146
Annapurna	$ 100,000	4.00%	11/25/2020	11/25/2022	$ -	$ -	$ -	$ -	$ -	$ 100,000	$ 395	$ 395
Robert and Renee T	$ 100,000	4.00%	11/25/2020	11/25/2022	$ -	$ -	$ -	$ -	$ -	$ 100,000	$ 395	$ 395
Serendipite	$ 35,000	4.00%	11/25/2020	11/25/2022	$ -	$ -	$ -	$ -	$ -	$ 35,000	$ 138	$ 146
Total	**$ 1,430,023**				**$ 410,000**	**$ 499,023**	**$ 29,317**	**$ 40,197**	**$ 934,023**	**$ 496,000**	**$ 33,540**	**$ 73,745**

The convertible notes are convertible into preferred shares at a conversion price. The conversion price shall mean the lesser of (i) 80% of the lowest per share price of the Preferred Stock issued in such Qualified Equity Financing or (ii) the quotient obtained by dividing (x) $8,000,000 by (y) the aggregate number of outstanding shares of the Company's Common Stock as of immediately prior to the initial closing of the Qualified Equity Financing determined on a fully diluted basis. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

The amounts outstanding were $909,023 as of December 31, 2019 and $1,430,023 as of December 31, 2020. Accrued interest is reflected in Convertible Notes Interest. The amounts of accrued interest were $40,197 as of December 31, 2019 and $73,745 as of December 31, 2020.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ 221,331	$ (174,633)
Valuation Allowance	(221,331)	174,633
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (113,368)	$ (334,698)
Valuation Allowance	113,368	334,698
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $379,919 and the Company had state net operating loss ("NOL") carryforwards of approximately $379,919. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

During the past period, the company received loans from CEO, Nicolas Mendiharat which was used for reimbursable expenses paid by Palate Club. The loan bears no interest rate and has not defined maturity date.

During the past period, the company received 3 loans from Cerbillona, a company also owned by Nicolas Mendiharat, in the aggregate amount of $60,000. The loans bear an interest rate of 4%. Total outstanding as of December 31, 2019 December 31, 2020 was $60,000. The amounts of accrued interest were $2,625 as of December 31, 2019 and $5,032 as of December 31, 2020.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through November 19, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $2,045,020, an operating cash flow loss of $572,184 and liquid assets in cash of $197,919, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Palate Club

Your Personalized Taste Curator


Discover
Wines
You Love
PALATE CLUB
YOUR TASTE MATTERS

Website | San Francisco, CA | FOOD & BEVERAGE

$0.00 raised

0 Investors	$13M Valuation
$0.89 Price per Share	$299.93 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Palate Club is a digital taste app looking to lead the premium food and beverage marketplace. With an initial focus on wine, our proprietary taste-matching technology leverages artificial intelligence to assess a customer's palate and reveal their preferences. Sommelier-curated wines are matched to each user's unique profile and delivered right to your door monthly. Join the thousands already subscribed to Palate Club and discover what you enjoy.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- The global wine market was worth $326B in 2020 - $88B in the US alone. With the market already primed for growth, Palate Club hopes to initiate a long overdue transition to online wine sales.*
- We've shipped more than 2,800 orders with an average order value of $125, average annual subscription of $800, and less than 6% churn after the third shipment, reaching $71K in 2021 revenue with hardly any marketing.
- Palate Club's innovative taste platform is elevating the customer experience in ways other services aren't currently providing. Our curated and customized subscriptions bring better value and greater transparency to the premium food and beverage industry.

*Market statistic provided by Business Wire (source)

Curated Wine Selections, Delivered to Your Door



Palate Club is **pioneering innovation in the wine and premium food space**. Our AI-powered, taste-matching technology analyzes over 200 tasting traits to develop unique digital profiles individually **customized to each user's specific preferences**.


Learn About
Your Unique
Taste Profile
Classic Wine Matches
Aglianico
Oak
Bitterness
Sweetness
Fruitiness

You don't have to be a wine expert to know what you like. We begin create **your digital palate** with a blind taste test conducted either at-home or in-person. The ratings given to these four initial wines inform us of the characteristics you may or may not enjoy, and with each additional Palate Club wine you rate, our data evolves to further understand your preferences.

We're pursuing a demand-driven business model in an otherwise product-dominated industry, connecting artisan winemakers who are often edged out by bigger suppliers with wine lovers looking for premium wines they'll enjoy. Paired with our flexible subscription options, Palate Club is providing **a trustworthy way to discover new products**.

THE PROBLEM

Overwhelming Choice With Limited Transparency

In the world of wine, there are **millions of labels on the market**. Even for knowledgeable wine drinkers, it's consistently challenging to navigate the myriad of options and find quality selections that match your taste.


1 Million New Wine Labels
Are Produced Every Year
From 100,000 Worldwide Wineries

**The above statistic is a rough estimate based on the Company's research including (source, source, source)*

Compounding the issue is the traditional supply chain structure, with retailers prioritizing high-margin products over customer value. As most wines are exempt from nutritional reporting, there's also **a salient lack of transparency** around what's in each bottle and where it may come from. Customers are ultimately left with too much choice and too little guidance.

The Solution

Your Ultra-Personalized Wine Club

Palate Club **simplifies the overwhelming choices** consumers face when shopping for wine. Operating in conjunction with our team of **expert sommeliers**, our AI-powered, **taste-matching technology** calculates an individual's personal taste and connects users with wine selections that best suit their preferences.

Learning about your palate is part of the fun! The Palate Club app provides detailed information about **your personal taste profile**, regional insights about the area where your wine was made, and individual flavor notes.


Palate Club analyzes over 200 traits to generate your unique, constantly-evolving digital taste profile.
PALATE CLUB
Primary Traits include:
acidity
sweetness
tannins
bitterness
alcohol
Secondary Traits include:
black fruit
red fruit
stone fruit
oak
spice

Our subscription model is convenient and flexible—think of it like your favorite music or clothing subscription service, only for wine. Users begin by receiving a blind tasting kit containing four half-bottles. Ratings for each wine are entered into the Palate Club app, at which point our algorithm creates an initial taste profile based on a combination of **200+ analyzed traits** and data points.

This digital palate triggers the **sommelier-approved wine** that Palate Club ships with each order. The more a user rates wine from Palate Club, the more we learn, meaning we can personalize selections even further with each additional purchase. Users can choose a subscription best suited for them, with different options such as desired price range, frequency, and volume.


Average Customer Wine Rating of Initial Tasting:
3.2 out of 5
Combined average of first four wines included in taste test
Average Wine Rating Increases to:
4.1 out of 5
After Palate Club matches their taste
PALATE CLUB
*out of 12,000 customers sampled

Palate Club is carving out a unique section of the market thanks to our focus on customer curation. With our proprietary technology, we are pioneering the use of personal taste profiles. Unlike our competitors, **we purchase our product based on customer preferences** rather than product margins. Palate Club operates at **30% gross margin** on revenues, and with this highly profitable and scalable business model, we anticipate this gross margin will increase to 40% once we reach 10K subscribers.

THE MARKET

A Fractured Market on the Verge of Major Change

In 2020, the **global wine market** was valued at **$326B** ($88B in the US alone), growing at a constant CAGR of 6% (source) - though most people don't realize that wine remains one of the most fragmented consumer markets in the world. Due in part to a lack of innovation, as well as regulations actively being disputed, only 5% of wine in the US is sold online, compared to 15% in Europe and 30% in China.* Now, with the accelerated digitization brought on by the COVID-19 pandemic, **the online subscription model is gaining increasing traction**.*

**Information based on internal and market research.*


In 2020:
Global Wine Market - $326B
US Wine Market - $88B


Only 5% of wine is currently sold online in the US
Compared to 15% in Europe & 30% in China

(source)

Additional information based on internal and market research.

And Palate Club is not stopping with wine! Our **future plans include expanding outside of wine into the bigger marketplace for premium foods**, a space that is valued in the trillions.* Within five years, we aim to hit 100K subscribers and begin to include new premium product categories such as chocolate and cheese.

**Information based on internal research.*

HEAR FROM OUR CEO

ECOMXFACTOR

Wine, Ecommerce and Artificial Intelligence | EcomXFactor Podcast

Play Podcast

ETOP PODCAST

ETOP Podcast with Richard Walsh

Play Podcast

OUR TRACTION

Thrilled Customers and Rave Reviews

Palate Club is primed for market expansion. We've now shipped more than **2,800 orders** to hundreds of customers, with an average order value of **$125**, an average annual subscription of **$800**, and **less than 6% churn** after the third shipment.

> *It's the most wonderful time of the year, except its monthly!*


PALATE CLUB

> Palate club is fantastic... Every month we get stocked with new & interesting wine selections to try that we never would have discovered on our own... ***It's like having a personal sommelier that delivers.***

> Palate Club gives me a chance to discover new wines that I truly enjoy. I love having my own, personal sommelier broaden my horizon.



**These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.*

We've reached **$71K in 2021** revenue with hardly any marketing, and continue to receive excellent reviews from customers across the US in addition to positive media coverage. We've recently been approved for two major gifting platforms and were selected among the four finalists of the 2021 FACC Miami Startups Contest.

WHY INVEST

Innovative, Taste-Matching Pioneers for Premium Food and Beverage

We believe that Palate Club is positioned to become **the leading premium food and beverage marketplace in the US**. With truth and discovery at the core of everything we do, we're one of the most **innovative, customer-focused** movers in this space, ready to capitalize on the wine market's long overdue shift to online.

We're ready to seize this unique opportunity, and we'd love for you to join us on the journey.


PALATE CLUB
Real, Personalized Data & The Premium Wine You'll Love
Discover What You Enjoy.
PALATE CLUB

June 2018 — First funding closed
Received investment from angels $350k

December 2018 — First version of the taste matching IP
Released our main feature, the taste matching score between bottles and profiles

January 2019 — Palate Club website launch
Our website went live

June 2019 — 2nd trench of funding closed
Closed $700k from various angels

August 2019 — Palate Club iOS and Android V1 launch
Our apps went live on the App Store and Play Store

April 2020 — Contract with Studio Beverage Group
SBG became our logistics and compliance partner for shipping wine across the US, enabling to ship in 42 States

July 2020 — App rankings up
Our iOS and Android apps ranked in top 10 on organic search for lots of key words searches such as 'wine club'

March 2021 — 3rd trench of funding closed
Palate Club raised $600k

September 2021 — Website redesigned
Our new design and sales funnel went live

October 2021 — Palate Club iOS app v2 launch
Our new app went live

January 2022 — Palate Club Android app v2 launch
Release of our newly designed Android app

In the Press

CALIFORNIA HERALD

BORN2INVEST
Save It. Invest It. Prosper.

London Daily Post

SHOW MORE

Meet Our Team



Nicolas Mendiharat

Chief Executive Officer

Nicolas is a successful repeat consumer internet founder. He has lead and exited multiple companies, among which Skihorizon, the leading e-travel portal for booking ski vacations in Europe at the time with $100m revenues and 300k customers.
His passion for e-commerce and wine has been in the making for more than 20 years.

Nicolas works full time on Palate Club



Aubrey Terrazas

Wine Expert and CMO (Contractor)

Aubrey Terrazas is an 18-year hospitality professional, Master Sommelier candidate, and marketing professional. After leading wine programs at prominent restaurants in San Francisco and Chicago, Aubrey co-founded a wine marketing agency that saw over 300% growth in three years.

Beyond leading the international wine buying for the team, Aubrey used her experience of tasting 100s of wines each year to identify over 200 wine traits —the core data that Palate Club uses to expertly match wines to your taste.

Aubrey tastes wines from around the world each year looking for the best wines for the portfolio and as an international wine judge. She continues to act as a business and marketing consultant for startups and growing businesses, especially in the wine & beverage space.



Yann Kronberg

Data Science Expert and CTO

Yann was the CTO of many successful startups and has led data science teams for leading e-commerce companies such as Rakuten.
He has 20+ years of experience in developing and managing tech teams.
Yann is based in San Francisco

Yann is a very high level CTO and data science expert so he only needs to work a few hours per week on Palate Club to manage the IT team and most important technical work.

Offering Summary

Company	Palate Club, Inc.
Corporate Address	595 Pacific Avenue, San Francisco, CA 94133
Offering Minimum	$9,999.15
Offering Maximum	$1,069,999.83
Minimum Investment Amount (per investor)	$299.93

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	11,235
Maximum Number of Shares Offered	1,202,247
Price per Share	$0.89
Pre-Money Valuation	$13,006,581.90

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 20% Bonus Shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% Bonus Shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% Bonus Shares.

Amount-Based:

$500+ | $30 wine coupon

Receive a $30 discount on your next order.

$1,000+ | Complimentary Tasting Kit

Get our best seller the red or white tasting kit (Value $59).

$2,500+ | 10% on your 1st subscription year

10% on all wine orders for 1 year (Value varies upon your purchases - On top of other discounts)

$5,000+| 20% on your 1st subscription year

20% on all wine orders for 1 year (Value varies upon your purchases - On top of other discounts)

$10,000+ | 20% on your 1st year + Invitation to 1 annual VIP tasting

We organize private VIP tastings with high-end wines (for investors only) in LA, SF, NY, and Miami with co-founder Nicolas Mendiharat or co-founder Aubrey Terrazas

$50,000+ | All the above + Private advice for your wine cellar

Master Sommelier candidates co-founders Aubrey Terrazas and Jennifer Estevez will personally advise what to buy for your own wine cellar, according to your Palate Club taste profile.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Palate Club Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $.89 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $89. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Palate Club to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

ai is everywhere. it helps us find music we like, it helps us find a date, yes please, it helps us keep our house at the right temperature and now ai helps us discover the wine we like.

how?

With a new wine tasting app, Palate Club. You sign up, the wine is delivered right to your door, the labels are covered so you can taste them blind, you enter your feedback about each bottle, and Palate Club's experts, wine pros, and scientists build out your personal wine algorithm.

Palate Club club will tell you what kind of one you actually like and why you actually like it so you can finally pick out wine with confidence. Every month you rate more bottles and every month Palate Club gets smarter at explaining your palate to you and predicting wine you'll love.

Pretty cool. Hmm.

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